SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into our Registration Statements on Form F-3 (File Nos. 333-239701, 333-264992 and 333-267160) and Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070).

 EXPLANATORY NOTE

On April 20, 2023, Trinity Biotech plc (“Trinity”) and certain of its subsidiaries entered into a share purchase agreement (the “Purchase Agreement”) with Biosynth International Inc. (“Biosynth”) and its affiliates to sell Trinity’s Fitzgerald Industries life sciences supply business (the “Sale”), consisting of Trinity subsidiaries, Benen Trading Limited and Fitzgerald Industries International, Inc., for cash proceeds of approximately $30 million, subject to customary adjustments. Biosynth is owned by, among others, KKR, Ampersand Capital Partners and management. The sale is expected to close in April 2023.

In connection with entering into the Purchase Agreement, Trinity amended its Amended and Restated Credit Agreement and Guaranty with Perceptive Credit Holdings III, L.P to, among other things, permit the Sale, provide for a prepayment of approximately $10.1 million with the Sale proceeds, and reduce the minimum revenue covenants.

EXHIBIT INDEX

Exhibit	Description

4.10.1*	First Amendment, dated as of April 20, 2023, to Amended and Restated Credit Agreement and Guaranty, dated as of February 21, 2023.
4.15*	Share Purchase Agreement in respect of Benen Trading Limited and Fitzgerald Industries International Inc., dated as of April 20, 2023.
99.1	Trinity Biotech Announces the $30 Million Sale of its Life Sciences Supply Business to Biosynth.
 __________________

* Certain schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

† Portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC

By:	/s/ John Gillard
John Gillard
Chief Financial Officer

Date:  April 24, 2023